June 8, 2007

United States Securities and Exchange Commission

450 Fifth Street, N.W. Mail Stop 6010

Washington, DC 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Tabatha Akins, Staff Accountant, Division of Corporation Finance

Re:	Mannatech, Incorporated
Verbal comments to our comment letter dated May 22, 2007, related to Mannatech’s Form 10-K for the Fiscal Year Ended December 31, 2006, filed March 16, 2007
File No. 000-24657; Control No. 14935

Dear Ms. Akins,

Mannatech, Incorporated (the “Company”), is hereby providing you with explanations in response to the verbal comments received from the Staff of the United States Securities and Exchange Commission (the “Staff” or the “Commission”) on May 31, 2007.

For your convenience, we have repeated each of the verbal comments set forth below and followed each comment with the Company’s response.

1. Staff Verbal Comment #1

Please refer to your response to our prior written comment #1 and #2, dated May 10, 2007. With respect to your proposed revisions to the accounting for stock based compensation and the revenue recognition disclosures, please clarify whether the 10% increase represents reasonably likely changes. Otherwise, please propose revisions to include the change in estimate that is reasonably likely with a discussion supporting it.

2. Staff Verbal Comment #2

Further, with respect to our prior written comment #2, dated May 10, 2007, it appears from your response that you believe that changes in estimates are not material. Please provide your proposed disclosure to clarify whether changes in estimates for sales returns are material to net income, as this is a more meaningful measure of materiality. If so, discuss the reason for any material changes in estimates related to sales returns for prior year. Please confirm that you will include the rollforward schedule included in your response in future filings.

United States Securities and Exchange Commission

June 8, 2007

Critical Accounting Policies and Estimates, page 36.

Response: The Company has further reviewed the suggested revised disclosures related to its critical accounting polices and estimates and intends to revise and expand such disclosures in its future filings and will prospectively include a roll forward schedule of its sales return reserve beginning with the second quarter of 2007 Form 10-Q. The Company has copied its suggested revised disclosure of its critical accounting policies and additional disclosures that it intends to include in its second quarter 10-Q, required to be filed on or before August 9, 2007. Since the balances as of June 30, 2007 are not yet known, the disclosure below contains blanks, or $0.0, for all quarterly values.

The expanded disclosure related to the critical accounting policies and estimates for its future filings is underlined as follows:

Accounting for Stock-Based Compensation

We grant stock options to our employees and Board members. At the date of grant, we determine the fair value of the award and recognize compensation expense over the vesting period of the award, which is 2 to 4 years. The fair value of the stock option award is calculated using the Black-Scholes option-pricing model, (“calculated fair value”). The Black-Scholes option-pricing model requires us to apply judgment and use highly subjective assumptions, including expected option life, expected volatility, and expected average risk-free interest rates and forfeiture rates. We employ an outside valuation firm to help us determine the various values of such assumptions and use historical and implied volatility when estimating stock price volatility. For the six months ended June 30, 2007, our assumptions and estimates used for the calculated fair value of options granted in 2007 were as follows:

•	average dividend yield of 2.31%;

•	expected average risk-free interest rate of 4.68%;

•	expected market price volatility of 67.7%;

•	expected forfeiture rate of 0%;

•	expected average life of stock options of 4 years; and

•	the calculated fair value of options granted during the period of $7.76

•	percentage of the calculated fair value of options as compared to the exercise price of options granted was 44.3% .

Historically, the estimates based on our assumptions have not materially deviated from our actual reported results and rates. However, ~~While~~ the assumptions we use are based on our best estimates ~~, they involve~~and involve inherent uncertainties based on market conditions that are outside of our control. If actual results are not consistent with the assumptions we use, the stock-based compensation expense reported in our consolidated financial statements may not be representative of the actual economic cost of stock-based compensation. For example~~In addition~~, if actual employee forfeitures significantly differ from our estimated forfeitures, we may be required to make an adjustment to our consolidated financial statements in future periods. ~~A 10% increase in our stock-based compensation expense for the year ended December 31, 2007, is estimated to reduce our net income before income taxes and net income by approximately $_____ million and $_____ million, respectively.~~ As of June 30, 2007, using our current assumptions and estimates, we anticipate recognizing $_____ million in gross compensation expense through 2010 related to unvested stock options outstanding.

United States Securities and Exchange Commission

June 8, 2007

If we grant additional stock options in the future, we would be required to recognize additional compensation expense over the vesting period of such stock options in our consolidated statement of operations. Gross compensation expense would equal the calculated fair value of such stock options, which is dependent on the assumptions used to calculate such fair value, but has generally been between 43% to 67% of the exercise price multiplied by the number of stock options awarded. During 2007, we granted _____ stock options that vest over 3 years and will recognize compensation expense related to the grant of these stock options of $_____ million during the remainder of 2007, $_____ million in 2008, $_____ million in 2009, and $_____ million in 2010. As of June 30, 2007, we had _____ stock options available to grant in the future.

Revenue Recognition and Deferred Revenues

We derive revenues from sales of our products, sales of our starter and renewal packs, and shipping fees. Substantially all of our product and pack sales are made to independent associates at published wholesale prices. We also sell products to our members at discounted published retail prices. We record revenue net of any sales taxes. We defer substantially all of our revenues at the inception of the transaction until the revenue is earned. Total deferred revenue consists of i) revenue received from sales of packs and products shipped but not received by the customers at period end; ii) revenue received related to a one-year magazine subscription; iii) revenue received from pack sales when the pack sale price exceeded the wholesale value of all individual components within the pack; and iv) revenue received related to prepaid registration fees from customers planning to attend a future corporate-sponsored event. We recognize deferred revenue related to shipped packs and products upon receipt by the customer. We recognize deferred revenue related to future corporate-sponsored events when the event is held. All other deferred revenue is recognized over one year. At June 30, 2007, total deferred revenue was $_____ million. Although we have no immediate plans to significantly change the contents of our packs or our shipping methods, any such change in the future could result in additional revenue deferrals or cause us to recognize deferred revenue over a longer period of time. For example, if we were to decrease the number of items included in our packs while keeping the sales price of the packs the same, we would have to defer additional revenue and recognize the additional deferred revenue over one year.

We have 3 different product return policies: one policy for our retail customers, one policy for our members, and one policy for our independent associates. Retail customers may return any of our products to the original independent associate who sold the product, who will provide the retail customer with a full cash refund. The independent associate may then forward proof of the refund to us to receive a replacement product. Members may return an order to us within 30 days of the purchase date without termination or being charged a 10% fee. After 30 days from the date of purchase, the member may receive a refund but is charged a 10% fee and may have its membership terminated. An independent associate is allowed to return an order within one year of the purchase date upon terminating its associate account. If the product is returned unopened and in good ~~salable~~ condition, the independent associate may receive a full refund less a 10% fee; however, the associate’s account may be terminated.

United States Securities and Exchange Commission

June 8, 2007

Historically, sales returns estimates have not materially deviated from actual sales returns. Based upon our return policies, we estimate a sales return reserve for expected sales refunds based on our historical experience over a rolling 6 month period. ~~Historically, sales returns estimates have consistently been less than 1% of consolidated gross sales and are expected to remain the same in the future.~~ If actual results differ from our estimated sales returns reserves due to various factors, the amount of revenue recorded each period could be materially affected. Our sales returns have not materially changed through the years and are expected to remain the same in the future. Historically, the majority of merchandize returns are made within the first 90 days after the sale. Sales returns have historically averaged 1% or less of our gross sales and not considered material to net income. For the three months ended March 31, 2007 sales returns reserve was composed of the following:

Balance
Sales reserve as of December 31, 2006	$369
Current provision related to sales made in 2007	$263
Current provision related to sales made prior to 2007	$452
Actual returns or credits in 2007 related to 2007	($189)
Actual returns or credits in 2007 related to prior periods	($538)

Sales reserve as of March 31, 2007	$357

~~A 10% increase in our sales returns reserves would decrease our consolidated net sales and income before income taxes~~

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) any Staff comments or changes to the Company’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

If any questions should arise in the course of your review of this letter, please do not hesitate to call me at (972) 471-7302.

Sincerely,

/s/ Stephen D. Fenstermacher

Stephen D. Fenstermacher

Chief Financial Officer

cc:	Samuel L. Caster, Chief Executive Officer of Mannatech, Incorporated
B. Keith Clark, General Counsel of Mannatech, Incorporated
Cindy Marr, Executive Director of Financial Reporting of Mannatech, Incorporated
J. Kenneth Menges, Jr., P.C. and Nancy Sarmiento, Outside Legal/SEC Counsel, Akin Gump Strauss Hauer & Feld LLP
Jon A. Wolkenstein, Partner, and Marissa Lindley, Assurance Manager, Grant Thornton LLP